

02005782

Vf 2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL
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SEC FILE NUMBER
8- 38146

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/0101 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
GEM Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Tuttle — (212) 582-3400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Tuttle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEM Advisors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Principal Executive Officer

Title



Notary Public


Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
GEM Advisors, Inc.

We have audited the accompanying statement of financial condition of GEM Advisors, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEM Advisors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 14, 2002

GEM ADVISORS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	36,558
Receivable from affiliate (Note 4)		16,667
Prepaid expenses		436
Equipment at cost less accumulated depreciation of $1,625		3,249
Total assets	$	56,910
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	4,500
Total liabilities		4,500
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		773,120
Deficit		(721,710)
Total stockholder's equity		52,410
Total liabilities and stockholder's equity	$	56,910

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Income
For the Year ended December 31, 2001

REVENUE		
Private placement fees	$	1,117,466
Interest		744
Foreign exchange gain		493
Other income		50,999
Total revenue		1,169,702
EXPENSES		
Salaries and other employment costs		106,595
Commissions		427,933
Administrative support (Note 4)		617,753
Office expense		2,370
Quotation fees		9,335
Regulatory fees and expenses		8,232
Travel and entertainment		534
Professional fees		5,410
Depreciation		1,625
Taxes		4,955
Total expenses		1,184,742
Loss before income taxes		(15,040)
Provision for income taxes		-
Net loss	$	(15,040)

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit	Total Stockholder's Equity
Balance at January 1, 2001	1,000	$ 1,000	$ 1,773,120	$ (706,670)	$ 1,067,450
Assumption of fails to receive by parent	-	-	(1,000,000)	-	(1,000,000)
Net loss	-	-	-	(15,040)	(15,040)
Balance at December 31, 2001	1000	$ 1,000	$ 773,120	$ (721,710)	$ 52,410

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Cash Flows
For the Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(15,040)
Adjustments to reconcile net income to net cash expended in operating activities:		
Depreciation		1,625
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from affiliate		(16,667)
Prepaid expenses		6,549
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(27,744)
Net cash expended in operating activities		(51,277)
Cash flows from investing activities:		
Purchase of equipment		(4,874)
Net cash expended in investing activities		(4,874)
Net decrease in cash		(56,151)
Cash at beginning of year		92,709
Cash at end of year	$	36,558
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

Supplemental schedule of non-cash financing activities:

The parent company assumed two fails to receive totalling $1,000,000 (Note 4)

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Notes to Financial Statements
December 31, 2001

1. THE COMPANY

GEM Advisors, Inc. ("the Company") is a New York corporation that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and The National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of GEM Investment Management, Ltd. ("GEMIM"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Company's significant accounting policies:

Revenue Recognition - Fees for consulting services are recorded when earned. Fees for private placement services are recorded when the transaction is completed. Expenses are recorded when incurred.

Depreciation - Fixed asset purchases have been classified as three year property for depreciation purposes. They are depreciated on a straight-line basis over their useful life.

Translation of Foreign Currencies – The Company maintains bank deposits denominated in foreign currencies. These accounts are translated at year-end dates of exchange. Transactions completed in foreign currencies are translated at the exchange rate when the transaction was completed and the foreign currency was exchanged to US dollars. Gains or losses resulting from foreign currency transactions are included in net income.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of the short-term nature of the financial instruments, approximate current fair value.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds and bank deposits denominated in foreign currencies.

Use of Estimates - The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

3. INCOME TAXES

The Company has available for income tax purposes net operating loss carryforwards of $36,460, $38,599, $459,617, $150,034, $21,959, and $15,040 that expire in 2011, 2012, 2013, 2014, 2015 and 2016 respectively.

The Company does not recognize a deferred tax asset for the future benefit of the net operating loss carryforwards due to the uncertainty of future profits.

4. TRANSACTIONS WITH AFFILIATES

The Company engaged in transactions with affiliated companies during the year ended December 31, 2001.

The Company purchases quotations and related services from its Global Emerging Markets North America ("GEMNA") affiliate on a monthly basis. The Company's personnel are paid by GEMNA through Ameristaff, Inc., a personnel leasing company. GEMNA supplies office space to the Company on a month to month basis. The Company paid GEMNA $617,753 for such services.

The Company is also affiliated with GEM Investment Advisors, Inc. ("GEMIA"), a registered investment advisor with the SEC. The Company works with GEMIA in many of its placements and consulting projects.

During 1999 the Company's parent company contributed $1,000,000 of additional capital in order to facilitate the private placement of securities to two affiliates of the parent company. They were receivables of $500,000 from GEM Global Yield Fund Limited and $500,000 from Ocean Strategic Partners Holdings. These receivables were carried as non-allowable assets in the computation of net capital as non-allowable assets in the computation of net capital (See Note 8). As discussed in the prior year final statements it was the intent of the parent company to assume these fails to receive. The financial statements prepared as of December 31, 2001 reflect the assumption of these fails to receive by the parent company. This transaction had no impact on the Company's net capital.

During the year the Company made advances to an affiliate company, ABG Investment Holdings LLC, totaling $16,667.

5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

GEM ADVISORS, INC.
Notes to Financial Statements (Continued)
December 31, 2001

6. CONCENTRATION IN REVENUES

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and net capital requirements of $31,866 and $5,000 respectively. The Company's net capital ratio was .14 to 1.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (K)(2)(ii) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

Schedule I

GEM ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	52,410
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		52,410
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		3,249
Receivable from affiliate		16,667
Prepaid expenses		436
Total non-allowable assets		20,352
Net Capital before haircuts on securities positions		32,058
Money market fund		12
Net Capital	$	32,046

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	4,500
Total aggregate indebtedness	$	4,500
Percentage of aggregate indebtedness to Net Capital		14%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Schedule I (Continued)

GEM ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $4,500)	$	300
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	27,046
Excess Net Capital at 1000%	$	31,596

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2001 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2001	$	30,046
Assumption of fails to deliver by parent company		(1,000,000)
Correspondence reduction in non-allowable receivable from non-customer		1,000,000
Adjustments effecting net income		(2,070)
Decrease in non-allowable assets		4,070
	$	32,046

Schedule II

GEM ADVISORS, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
GEM Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gem Advisors, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Abington, Pennsylvania
February 14, 2002

GEM ADVISORS, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001

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